# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BOOST RUN INC., CIK 0002090646
CUSIP: 09940T100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002028811
Persons authorized to receive notices and communications: Boost Run Inc., 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062, (847) 489-3367

## Reporting persons
- Sean Goodrich (CIK 0002028811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,034,135; shared voting power 0; sole dispositive power 4,034,135; shared dispositive power 0; aggregate amount beneficially owned 4,034,135 (12.65% of the class)
  Comment: (1) In reference to Items 7, 9 and 11, represents 4,034,135 shares of Class A Common Stock held by Goodrich ILMJS LLC, consisting of (i) 2,065,385 shares of Class A Common Stock and (ii) 1,968,750 SPV Earnout Shares. Mr. Goodrich, as managing member of the SPV, holds voting and investment discretion over such securities.
  
  (2) In reference to Item 11, excludes 1,101,986 shares of Class A Common Stock issuable upon the exercise of 1,101,986 Private Warrants, which are subject to a 4.9% (or 9.8% at the holder's election) beneficial ownership limitation.
  
  (3) In reference to Item 13, based on a total of 31,895,656 shares of Class A Common Stock of the Issuer as of June 1, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.
- Goodrich ILMJS LLC (CIK 0002135709): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,034,135; shared voting power 0; sole dispositive power 4,034,135; shared dispositive power 0; aggregate amount beneficially owned 4,034,135 (12.65% of the class)
  Comment: (4) In reference to Items 7, 9 and 11, consists of 4,034,135 shares of Class A Common Stock held directly by the SPV, including (i) 2,065,385 shares of Class A Common Stock and (ii) 1,968,750 SPV Earnout Shares. Excludes 1,101,986 Private Warrants subject to the 4.9% (or 9.8% at the holder's election) beneficial ownership limitation. Mr. Goodrich, as managing member of the SPV, directs voting and dispositive decisions with respect to securities held by the SPV.
  
  (5) In reference to Item 13, based on a total of 31,895,656 shares of Class A Common Stock of the Issuer as of June 1, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BOOST RUN INC.
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062

## Item 2. Identity and Background
Name of person filing: Sean Goodrich
Residence or business address: The principal business address of each of the Reporting Persons is c/o Willow Lane Acquisition Corp., 250 West 57th Street, Suite 415, New York, NY 10107
Present principal occupation or employment: Mr. Weil serves as a member of the Board of Directors of Boost Run Inc. He served as Chief Executive Officer and Chairman of the Board of Willow Lane Acquisition Corp. (the "SPAC") from its formation in July 2024 through the closing of the Business Combination. Mr. Weil is the sole managing member of the Sponsor. The Sponsor's principal business is holding securities of the Issuer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Weil is a citizen of the United States. The Sponsor is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the Transfer Agreement dated September 15, 2025 (the "Transfer Agreement"), between Willow Lane Sponsor, LLC (the "Sponsor") and the SPV, the SPV purchased from the Sponsor 1,272,885 Founder Shares (representing 27.5% of the Sponsor's 4,628,674 Founder Shares) and 1,101,986 Private Placement Warrants (the "Private Warrants") (representing 27.5% of the Sponsor's 4,007,222 Private Warrants) at a purchase price of $1.75 per Founder Share, for an aggregate purchase price of $2,227,548.75.

Upon the closing of the business combination (the "Business Combination") between Willow Lane Acquisition Corp. and Boost Run Holdings, LLC on May 8, 2026, the Founder Shares converted on a one-for-one basis into shares of Class A Common Stock of the Company. Following distributions from the Sponsor to its members and the direct transfer on June 10, 2026, the SPV held 2,065,385 shares of Class A Common Stock and 1,101,986 Private Warrants. On June 11, 2026, the SPV received 1,968,750 SPV Earnout Shares pursuant to the Earnout Agreement. As of the date hereof, the SPV holds 4,034,135 shares of Class A Common Stock and 1,101,986 Private Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
The SPV acquired its securities pursuant to the Transfer Agreement in connection with the Business Combination.

On June 10, 2026, the transfer of 1,272,885 shares of Class A Common Stock and 1,101,986 Private Warrants from the Sponsor to the SPV was completed. In connection with this transfer, the Company instructed Continental Stock Transfer & Trust Company, the Company's transfer agent, to remove the escrow legend from the transferred securities and to deliver such securities to the SPV bearing the Insider Letter Agreement legend and the Rule 144 affiliate legend.

Mr. Goodrich serves as a non-employee member of the Board of Directors of Boost Run Inc.

As a director of the Company, Mr. Goodrich may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the Earnout Agreement dated September 15, 2025 (the "Earnout Agreement"), the SPV was entitled to earn up to 1,968,750 additional shares of Class A Common Stock ("SPV Earnout Shares") based upon the Class A Common Stock achieving volume-weighted average price ("VWAP") performance thresholds of $12.50, $15.00, and $17.50 per share during the three-year Earnout Period following the closing of the Business Combination. On June 11, 2026, all 1,968,750 SPV Earnout Shares were issued to the SPV.

The Private Warrants held by the SPV contain a 4.9% (or 9.8% at the holder's election) beneficial ownership limitation, restricting exercise to the extent that exercise would cause the holder's beneficial ownership to exceed such threshold.

The Reporting Persons may from time to time acquire additional securities of the Company, or sell or otherwise dispose of securities of the Company, in open market transactions, in privately negotiated transactions, or otherwise, in any manner permitted by applicable law.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Sean Goodrich is the beneficial owner of 4,034,135 shares of Class A Common Stock held by Goodrich ILMJS LLC, consisting of (i) 2,065,385 shares of Class A Common Stock and (ii) 1,968,750 SPV Earnout Shares. Mr. Goodrich is the managing member of Goodrich ILMJS LLC and holds voting and investment discretion over the securities held by the SPV. Mr. Goodrich disclaims beneficial ownership of the securities held by the SPV other than to the extent of any pecuniary interest therein. Excludes 1,101,986 shares of Class A Common Stock issuable upon exercise of 1,101,986 Private Warrants, which are subject to a 4.9% (or 9.8% at the holder's election) beneficial ownership limitation. Goodrich ILMJS LLC is the beneficial owner of 4,034,135 shares of Class A Common Stock held directly by the SPV, including (i) 2,065,385 shares of Class A Common Stock and (ii) 1,968,750 SPV Earnout Shares. Excludes 1,101,986 Private Warrants subject to the beneficial ownership limitation. Mr. Goodrich, as managing member of the SPV, directs voting and dispositive decisions with respect to securities held by the SPV. The percentages set forth herein are based on 31,895,656 shares of Class A Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: Sean Goodrich has sole voting and sole dispositive power over 4,034,135 shares of Class A Common Stock. Goodrich ILMJS LLC has shared voting and shared dispositive power over 4,034,135 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: On June 10, 2026, the Sponsor transferred 1,272,885 shares of Class A Common Stock and 1,101,986 Private Warrants to Goodrich ILMJS LLC pursuant to the Transfer Agreement. Except as described herein, neither of the Reporting Persons has effected any transaction in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following is a description of all contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer:

Transfer Agreement

On September 15, 2025, the Sponsor and the SPV entered into the Transfer Agreement, pursuant to which the SPV purchased from the Sponsor 1,272,885 Founder Shares (representing 27.5% of the Sponsor's 4,628,674 Founder Shares) and 1,101,986 Private Warrants (representing 27.5% of the Sponsor's 4,007,222 Private Warrants) at a purchase price of $1.75 per Founder Share, for an aggregate purchase price of $2,227,548.75. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Transfer Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination, the SPV entered into a Registration Rights Agreement with the Company, pursuant to which the SPV has demand and piggyback registration rights with respect to its securities. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Earnout Agreement

On September 15, 2025, in connection with the Business Combination, the SPV entered into the Earnout Agreement, pursuant to which the SPV was entitled to earn up to 1,968,750 additional shares of Class A Common Stock ("SPV Earnout Shares") based upon the Class A Common Stock achieving VWAP performance thresholds of $12.50, $15.00, and $17.50 per share during the three-year Earnout Period following the closing of the Business Combination. On June 11, 2026, all 1,968,750 SPV Earnout Shares were issued to the SPV. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Earnout Agreement, which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Letter Agreement and Insider Letter Amendment

To the extent applicable to the SPV as a transferee of the Sponsor's securities, the SPV is bound by certain transfer restrictions and other provisions of the Letter Agreement dated November 7, 2024, as amended by the Insider Letter Amendment dated September 15, 2025. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which is filed as Exhibit 10.4 and incorporated herein by reference.

Escrow Agreement

In connection with the Business Combination, the Sponsor, the SPV, and Continental Stock Transfer & Trust Company entered into an Escrow Agreement dated May 8, 2026, pursuant to which the transferred securities were held in escrow pending the completion of the transfer. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, which is filed as Exhibit 10.5 hereto and incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

10.1 Transfer Agreement, dated as of September 15, 2025, by and between Willow Lane Sponsor, LLC and Goodrich ILMJS LLC. (incorporated by reference to Exhibit 10.6 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.2 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.3 Earnout Agreement, dated as of September 15, 2025, by and among Willow Lane Sponsor, LLC, Goodrich ILMJS LLC and Boost Run Inc. (incorporated by reference to Exhibit 10.7 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.4 Amendment to Letter Agreement, dated as of September 15, 2025, by and among Willow Lane Acquisition Corp., Willow Lane Sponsor, LLC, BTIG, LLC, Boost Run Inc., Legacy Boost Run and the members of the board of directors or management team of Willow Lane Acquisition Corp. who are signatories thereto. (incorporated by reference to Exhibit 10.3 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.5* Escrow Agreement, dated May 8, 2026, by and among the Sponsor, the SPV, and Continental Stock Transfer & Trust Company

99.1* Joint Filing Agreement

* Filed herewith.

## Signatures
- Sean Goodrich: /s/ Sean Goodrich, Sean Goodrich (06/15/2026)
- Goodrich ILMJS LLC: /s/ Sean Goodrich, Sean Goodrich/Managing Member (06/15/2026)